Exhibit 99.4

The parties set out in Schedule 1

(as the “Lenders”)

and

ASLAN Pharmaceuticals Limited

(as the “Borrower”)

LOAN FACILITY AGREEMENT

THIS LOAN FACILITY AGREEMENT (this “Agreement”) is dated 21st October 2019 (the “Effective Date”) and made BY AND BETWEEN:

(1)	The parties set out in Schedule 1 (the “Lenders”), of the one part; and

(2)

ASLAN Pharmaceuticals Limited, (Company Registration No. IT-289175) a company incorporated in the Cayman Islands and having its registered office at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town Grand Cayman KY1-9005, Cayman Islands (the “Borrower”), of the other part,

(each, a “Party”, collectively, the “Parties”).

WHEREAS:

(A)	Each of the Lenders has agreed to make available to the Borrower a loan up to a specified amount on the terms set out in this Agreement; and

(B)	Each of the Lenders and the Borrower have agreed to enter into this Agreement to record the terms and conditions upon which the Lenders makes such loans available to the Borrower.

NOW, THEREFORE, in consideration of mutual promises set forth herein, the Lenders and the Borrower hereby agree as follows:

1.	LOAN AND PURPOSE OF THE LOAN

1.1

Each of the Lenders commits, subject to the terms in this Agreement and subject to the receipt of a certified copy of the resolutions of the Borrower’s board of directors (the “Board”) approving the transactions hereunder, to make available to the Borrower a loan of the sum indicated against their respective name in Schedule 1 (each a “Loan”), for the sole purpose of facilitating the Borrower’s operational needs. The aggregate amount of all such Loans shall be referred to as the “Aggregate Loan Amount”. The Borrower agrees to accept the Loans from the Lenders for such sole purpose and to make repayment to the Lenders on the terms and conditions set out in this Agreement. The Loans facility is available to be drawn down in the period between the Effective Date up to and including 31st December 2019 (the “Drawdown Period”).

1.2	The Parties agree that:

(a)

The obligations of the Lenders under this Agreement are several. If any liability of one of the Lenders is, or becomes illegal, invalid or unenforceable in any respect, or any of the Lenders fails to carry out its obligations hereunder, such illegality, invalidity, unenforceability or failure shall not affect or impair the liabilities of the other Lenders under this Agreement. No Lender shall be responsible for the obligations of any other Lender.

(b)

Notwithstanding any other term of this Agreement, the rights of each Lender are several and the Loan at any time outstanding under this Agreement from the Borrower to each Lender shall be a separate an independent debt. Each Lender shall have the right to protect and enforce its rights arising out of this Agreement.

1.3

The entirety of the Aggregate Loan Amount in this facility shall be drawn down in a single transaction, and the date when all of the Aggregate Loan Amount has been received into the Borrower’s bank account in accordance with Clause 3.2 shall be the “Drawdown Date” for the purposes of this Agreement. If the Loan(s) is not drawn down by the expiry of the Drawdown Period, this Agreement shall terminate automatically.

1.4	The Loans shall be repaid in full together with accrued interest no later than two (2) years from the Drawdown Date (the “Term”).

2.	INTEREST

As from the Drawdown Date, the Loans shall bear an interest rate of 10% (ten percent) per annum. Interest shall accrue quarterly and shall be compounded with and added to the principal amounts of the Loans and shall thereafter constitute a part of the Loans hereunder. Upon repayment of the principal amounts of the Loans, all accrued amounts of interest shall also be paid in full. The Parties severally agree that the terms of this Agreement are fair and reasonable and represent an arm’s length transaction between each Lender and the Borrower.

3.	DRAWDOWN AND REPAYMENT

3.1	When it wishes to draw down the Loans the Borrower shall give a draw-down notice to each of the Lenders in writing and signed by a director of the Borrower.

3.2

Upon receipt of the Borrower’s draw-down notice, each Lender severally agrees to transfer the sum indicated against that Lender’s name in Schedule 1 to the Borrower’s bank account as specified in Schedule 2 within five (5) days of the date of the draw-down notice. All payments payable by the Lenders pursuant to this Agreement shall be made in United States Dollars and shall be made in accordance with the instructions of the Borrower and shall be paid to the Borrower without any deduction in respect of banking fees, or as required by law.

3.3

The Borrower undertakes to repay the entirety of the Aggregate Loan Amount together with accrued interest on each of the Loans on or before expiry of the Term. Such repayments to each Lender shall be made in United States Dollars and to the respective Lender’s bank account as notified by such Lender to the Borrower in writing from time to time.

3.4

The Borrower shall also be entitled to repay all or part of the Loans at any time prior to expiry of the Term subject to five (5) days prior written notice to the Lenders. Any such early repayment of all of the Aggregate Loan Amount shall include payment of all accrued compounded interest up to the date of such early repayment (the “Then-Accrued Interest”). In such circumstances, if the Then-Accrued Interest is less than 5% of the principal amount of the Loan, ASLAN undertakes to substitute for the Then-Accrued Interest, an amount equal to 5% of the principal amount of the Loan by way of a guaranteed minimum interest payment. Any part repayment of the Loans shall be made on an equal pro-rata basis among all Lenders.

4.	METHOD OF PAYMENT

4.1	The Loans shall become due and repayable upon expiry of the Term. Each of the Loans shall only be discharged when such Loan together with accrued interest thereon has been repaid in full.

4.2

All payments by the Borrower under this Agreement shall be paid to the Lenders without set-off, restriction or condition and without any deduction or retention, save as required by law and in such case, the sum payable by the Borrower in respect of which the deduction, withholding or retention is required shall be increased to the extent necessary to ensure that after the making of the deduction, withholding or retention the Lenders receive a net sum equal to that which it would have received had no deduction, withholding or retention been required or made.

4.3

If the Borrower becomes or will become required by law to make any deduction or withholding or there is or will be any change in the requirement under the law to make any deduction or withholding, the Borrower will give notice to the Lenders in writing of any such requirement or change in requirement immediately.

5.	FINANCE DEBT; CHANGE IN CAPITAL STRUCTURE

The Borrower will not after the Drawdown Date (i) incur any finance debt which is secured by a security interest; or (ii) carry out or implement any merger, consolidation, reorganization (other than the solvent reorganization of the Borrower), recapitalization, reincorporation, share dividend or other changes in the capital structure of the Borrower which may have a material adverse effect on the rights of the Lenders hereunder, in each case except with the prior written consent of the Lenders.

6.	BORROWER’S REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to each of the Lenders that:

(a)	it is duly incorporated and validly existing under the laws of Cayman Islands and has the power to own its assets and carry on the business it now conducts;

(b)

it has the power to enter into and perform all its obligations under this Agreement and the signature and delivery of this Agreement on its behalf and the performance of its obligations hereunder have been duly authorised by its Board and (if required) Board committee and shareholders;

(c)

the signature and delivery of this Agreement on its behalf and performance of obligations under this Agreement will not (a) violate any provisions of any existing law, regulation, listing rule or order applicable to it or any of its assets, or (b) violate any provisions of or constitute an event of default under any document constituting it or any document to which it is a party or which is binding on it or any of its assets;

(d)

all relevant approvals, consents, licences and authorisations of any governmental or regulatory authority or agency or orders, exemptions, filings or registrations required or necessary in connection with the execution and delivery by it of this Agreement (if any) have been obtained and are in full force and effect;

(e)	this Agreement has been duly signed and delivered by it and its obligations under this Agreement constitute legal, valid and binding obligations enforceable in accordance with its terms;

(f)	no Event of Default (as defined below) or potential Event of Default has occurred and is continuing which has not been remedied or waived in accordance with provisions of this Agreement;

and

(g)	no Security Interest (as defined below) exists on or over any of the assets by the Borrower or its subsidiaries.

“Event of Default” means each and every one of the following events or circumstances:

(i)

the non-payment, when due, unless prior written notice has been provided by the Borrower and accepted by the Lenders, of any amount in respect of the Loans, interest payments, costs or expenses due and payable hereunder;

(ii)

if the Borrower fails to observe or perform or cause to be performed or observed any other covenant, representation and warranty, term or condition contained in this Agreement, other than non-payment, and such failure is not remedied to the satisfaction of the Lenders within 30 days following written notice thereof by the Lenders to the Borrower;

(iii)	if the Borrower shall:

a.	institute or commence proceeding to be adjudicated a bankrupt or insolvent or consent to the filing of a bankruptcy or insolvency proceeding against it;

b.

file, institute or commence or otherwise take any proceeding relating to adjustment, arrangement composition, compromise, stay of proceedings or relief similar to any of the foregoing under any applicable law regarding bankruptcy, insolvency or relief of debtors;

c.	consent to the filing of any such aforesaid proceeding;

d.

consent to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy or similar official or to the liquidation, dissolution or winding-up of the Borrower, or of all or a substantial part of its assets; or

e.	take any corporate or other action authorizing or in furtherance of any of the foregoing;

(iv)	if any proceeding is filed, instituted or commenced by any person seeking:

a.

to adjudicate the Borrower, a bankrupt or insolvent or the liquidation, winding-up, adjustment, arrangement, compromise, composition, stay of proceedings or similar relief of or for the Borrower under any applicable law regarding bankruptcy, insolvency or relief of debtors; or

b.	to appoint a receiver, liquidator, trustee or assignee in bankruptcy or similar official of the Borrower or of all or a substantial part of its property or assets;

(v)	if a distress, attachment, sequestration, execution or other process is levied or enforced upon the Borrower that has or is likely to have a material adverse effect on the Borrower; or

(vi)

any litigation, arbitration or administrative proceedings before any court, arbitration or other relevant authority is current, pending or threatened against the Borrower or its subsidiary which proceedings alone or together with any other such proceedings have or are likely to have a material adverse effect on the Borrower and such proceedings are not discontinued or settled within 30 days of such occurrence.

“Security Interest” means any mortgage, charge (whether fixed or floating), assignment (whether absolute or by way of security), pledge, lien, encumbrance, hypothecation, security interest or any option, preferential right or trust arrangement the effect of which is the creation of security.

7.	OCCURRENCE OF AN EVENT OF DEFAULT

7.1

In the Event of Default the Lenders may declare the Loans then outstanding and all interest thereon accrued and unpaid to be immediately due and payable to the Lenders. In such an event the Lenders shall provide written notice to the Borrower, which notice shall be deemed to constitute a demand for payment of the Loans then outstanding and all interest thereon accrued and unpaid hereunder and the Lenders shall have all rights and remedies available to them at law, in equity or otherwise, whether arising by virtue of this Agreement or otherwise.

7.2

The Borrower shall promptly upon it becoming aware of the same, notify the Lenders in writing details of the occurrence of any Event of Default or potential Event of Default and of any action taken or proposed to be taken to remedy it.

8.	EFFECTIVENESS AND VALIDITY

8.1	This Agreement shall become effective and binding on the day and year first-above written upon signing by all Parties.

8.2

Notwithstanding that the whole or any part of any provision of this Agreement may prove to be illegal or unenforceable, the other provisions of this Agreement and the remainder of the provision in question shall remain in full force and effect.

9.	ASSIGNMENT

9.1	This Agreement shall be binding on and inure to the benefit of the Parties hereto and their respective successors and assigns.

9.2

Any of the Lenders may by notice to the Borrower at any time assign to any person all or any part of its rights under this Agreement, but the rights of the Borrower under this Agreement are personal to it and cannot be assigned either in whole or in part.

10.	NOTICE

All notices, consents, requests, approvals, demands, or other communication by any Party to this Agreement shall be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and 3 (three) Business Days after deposit in the registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail or facsimile transmission; (c) 1 (one) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the Party to be notified and sent to the address, facsimile number, or email address indicated below.

“Business Day” means a day (other than a Saturday, Sunday or a public holiday) on which commercial banks in Hong Kong, Taiwan, Singapore and the United States are open for business.

Any Lender or the Borrower may change its mailing or electronic mail address or facsimile number by giving the other Party written notice thereof in accordance with the terms of this Clause:

If to the Lenders, to the addresses set forth on Schedule 1 hereto.

If to the Borrower:

ASLAN Pharmaceuticals Limited

Address: 83 Clemenceau Avenue #12-03 UE Square Singapore 239920

Attention: Ben Goodger, General Counsel

Email: ben.goodger@aslanpharma.com

11.	GOVERNING LAW AND JURISDICTION

11.1	This Agreement shall be governed by and construed in accordance with the laws of Republic of Singapore.

11.2	All disputes, disagreements or differences arising out of or in connection with this Agreement shall be submitted to the exclusive jurisdiction of the Courts of Republic of Singapore.

12.	THIRD PARTY RIGHTS; AMENDMENTS OR WAIVERS

12.1

This Agreement does not create or confer any rights or benefits enforceable by any person not a Party to it. No consent from such persons who are not Parties of this Agreement is required for the Parties to vary or rescind this Agreement (whether or not in any way that varies or extinguishes rights or benefits in favour of such third parties).

12.2

No modification or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless approved by the written consent of the Borrower and the Lenders holding Loans representing a majority of the Aggregate Loan Amount then outstanding.

13	CONFIDENTIALITY

13.1

The term “Confidential Infromation” for the purposes herein means the terms of this Agreement and any and all information, data, memoranda, models, prototypes, and/or other material whether of scientific, technical, commercial, financial or other nature, not in the public domain, furnished to or obtained by a Party from the other Party under this Agreement in written, oral or other tangible form. Each Lender, as the receiving Party, agrees for the Term and for a period of three (3) years after the termination or expiration of this Agreement, to treat the Confidential Information of the Borrower received from the Borrower pursant to this Agreement as strictly confidential and not to disclose it to any third party for any purpose whatsoever and to treat it with at least the same care and in the same manner as its own secret and valuable information. The receiving Party shall ensure that its employees to whom Confidential Information is disclosed covenant to keep such information confidential to the extent that the receiving Party is bound by this Agreement and that such covenants on the part of employees are strictly observed.

13.2	The provisions of Clause 13.1 above shall not apply to any:

(a) information which is or was already known to the receiving Party at time of disclosure to it; or

(b) information which after disclosure to the receiving Party under this Agreement is published or otherwise generally available to the public otherwise than through any act, default or omission by the receiving Party of its obligations hereunder; or

(c) information which is required to be disclosed to governmental or regulatory bodies or to a court of competent jurisdiction pursuant to any written law, provided, however, that such disclosure is limited to that required to be disclosed; or

(d) information which is disclosed to the receiving Party by a third party without restriction and without breach of the confidentiality obligations under this Agreement by the receiving Party.

13.3

The receiving Party acknowledges that unauthorized disclosure or use of Confidential Information could cause great or irreparable injury to the Borrower and that pecuniary compensation would not afford adequate relief or it would be extremely difficult to ascertain the amount of compensation which would afford adequate relief. Therefore, the receiving Party agrees that, in the event of such unauthorized disclosure or use of Confidential Information, the Borrower will have the right to seek and obtain injunctive relief in addition to any other rights and remedies it may have.

14	PUBLICITY

No Party may publicise or release any information in relation to the terms or existence of this Agreement except with the other Parties’ prior written consent, other than as may be required to be disclosed to comply with the laws or regulations of any relevant governmental or regulatory bodies or to a court of competent jurisdiction.

15	COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or other electronic transmission of signatures shall be deemed to be the same as originals.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been executed by the Parties with effect from the day and year first-above written.

For and on behalf of JANK Howden Pty Ltd:

Signature: /s/ Andrew Howden Name: Andrew Howden

Title: Director

For and on behalf of Augsburg Investments Limited:

Signature: /s/ Ong Beng Huat Name: Ong Beng Huat

Title: Director

For and on behalf of Kummell Investments Limited:

Signature: /s/ Frances Anne Elizabeth Richard Name: Frances Anne Elizabeth Richard

Title: Authorized Signature

Signature: /s/ Jill Marie Franklin Name: Jill Marie Franklin

Title: Authorized Signature

For and on behalf of Sagamore Investment Management LLC — DBPP:

Signature: /s/ Peter Moody Brooks Name: Peter Moody Brooks

Title: Responsible Party

For and on behalf of Stephen Doyle:

Signature:	/s/ Stephen Doyle

Title:

For and on behalf of Golden Summit International Ltd:

Signature: /s/ Thomas Chan Name: Thomas Chan

Title: Authorized Signatory

THE BORROWER:

Signature: /s/ Carl Firth Name: Carl Firth

Title: CEO, ASLAN Pharmaceuticals Pte Ltd.

Schedule 1

Lenders & Committed Loan Amounts

Name of Lender	Address / E-mail Address	Committed Loan Amount (USD)
JANK Howden Pty Ltd	Address: 13 Bower St, Manly NSW 2095 Australia E mail: andrewjhowden@hotmail.com Tel: +61 (0) 422 447 442	500,000
Augsburg Investments Limited	Address: 3rd Floor, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong E mail: obhuat@rizona.com.hk Tel: +852 2929 6208	500,000
Kummell Investments Limited [for Morningside]	Address: 2nd Floor, Le Prince de Galles 3-5 Avenue des Citronniers, MC 98000 Monaco E mail: frances.richard@thc-mgt.mc Tel: Tel: (+377) 97 97 47 37 Address: 22/F Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong E mail: makimma@springfld.com Tel: (+852) 2576 6800	500,000
Sagamore Investment Management LLC — DBPP	Address: 33 Crooked Mile Road Darien, CT 06820 E mail: pbrooks@sagainv.com Tel: +1 (415) 419-4169	100,000
Stephen Doyle	Address: #4C 186 Nanyang Lu Shanghai E mail: Stephendoyle72@gmail.com Tel: +8618621967551	50,000
Golden Summit International Ltd	Address: One Raffles Quay, North Tower #25-01, Singapore 048583 E mail: thomas.chan@goldensummitcapital.com Tel:	300,000

Schedule 2

Beneficiary Name	: ASLAN Pharmaceuticals Ltd
Bank Name	: The Hong Kong and Shanghai Banking Corporation
Bank Address	: 21 Collyer Quay, HSBC Building Level 1, Singapore 049320
USD Bank Account No.	: 260-882279-178
SWIFT Code	: HSBCSGSG

Please note that the sender shall be responsible for all bank charges incurred by the sender’s bank relating to remittances to ASLAN.